UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35785 / November 17, 2025

In the Matter of

PARTNERS GROUP LENDING FUND, LLC
PARTNERS GROUP (USA), INC.
1114 6th Avenue of the Americas, 37th Floor
New York, NY 10036

(812-15887)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Partners Group Lending Fund, LLC and Partners Group (USA), Inc., filed an application on
September 2, 2025, requesting an order under section 6(c) of the Investment Company Act of
1940 ("Act") granting an exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act.
The order permits certain registered closed-end management investment companies that intend to
elect to be regulated as business development companies to issue multiple classes of shares with
varying sales loads and to impose asset-based distribution and/or service fees.

On September 24, 2025, a notice of the filing of the application was issued (Investment
Company Act Release No. 35758). The notice gave interested persons an opportunity to request
a hearing and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly, in the matter of Partners Group Lending Fund, LLC, et al. (File No. 812-15887),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.